UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39805

Qilian International Holding Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Directors

On May 29, 2024, Ms. Song Gao notified Qilian International Holding Group Ltd (the “Company”) of her resignation as a director, the chairperson of the nominating and corporate governance committee, and a member of the compensation committee and the audit committee of the Company, effective immediately. Ms. Gao has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On May 29, 2024, Mr. Dingqian Liu notified the Company of his resignation as a director of the Company, effective immediately. Mr. Liu has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancies created by the resignation of Ms. Gao, on May 31, 2024, the board of directors (the “Board”) of the Company appointed Ms. Waihua Xu to serve as an independent director of the Company, effective immediately. Ms. Xu will act as the chairperson of the nominating and corporate governance committee and a member of the compensation committee and the audit committee.

The following is the biographical information of Ms. Xu.

Ms. Waihua Xu, aged 31, has acquired a wealth of experience in marketing and public relations. Since Auguest 2023, Ms. Xu has been the head of social media and UGC community teams at Shenzhen Geruidi Technology, Ltd., responsible for content operations. From June 2021 to August 2023, Ms. Xu worked at Shenzhen Yiyu Technology, Ltd., as the head of overseas new media operations. From August 2016 to June 2021, Ms. Xu worked as the customer manager at HomilyChart Canada Inc, responsible for developing and implementing marketing plan. Ms. Xu obtained her master’s degree in Leadership from Trinity Western University in 2019 and her bachelor’s degree in English from Hunan Institute of Engineering in 2016.

Ms. Xu will receive annual cash compensation of $8,400, payable in monthly installments of $700. Ms. Xu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

A copy of the director offer letter of Ms. Xu is attached hereto as exhibit 10.1.

To fill in the vacancy created by the resignation of Mr. Liu, on May 31, 2024, the Board appointed Ms. Furong Cao to serve as a director of the Board, effective immediately.

The following is the biographical information of Ms. Cao.

Ms. Furong Cao, aged 54, is an experienced professional in business management. She has acquired a wealth of business management experience across a diverse range of industries, such as medical technology, pharmaceuticals, finance, and management consulting. Since July 2021, Ms. Cao has served as the director of operations of Shenzhen Financial Investment Service Co., Ltd., responsible for overseeing the investment strategies. From July 2017 to June 2021, Ms. Cao served as the business director of Shenzhen Beida Sequoia Business Management Co., Ltd., where she was responsible for financial project planning and investment risk assessment. Ms. Cao obtained her bachelor’s degree in Medical Profession from Shanghai Second Medical College in 1993.

Ms. Cao will receive annual cash compensation of $8,400, payable in monthly installments of $700. Ms. Cao does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

A copy of the dicretor offer letter of Ms. Cao is attached hereto as exhibit 10.2.

Change of CEO and CFO

On May 31, 2024, Mr. Zhanchang Xin notified the Company of his resignation as the chief executive officer of the Company (the “CEO”), effective immediately. He has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Zhanchang Xin will remain as the chairman of the Board of the Company.

On May 31, 2024, Ms. Haiping Shi notified the Company of her resignation as the chief financial officer of the Company (the “CFO”), effective immediately. She has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Zhanchang Xin, on May 31, 2024, the Board appointed Mr. Chen Xin to serve the CEO of the Company, effective immediately.

The following is the biographical information of Mr. Chen Xin.

Mr. Chen Xin, aged 31, was workding as an algorithm engineer at Geely Auti Holdings Limited from August 2022 to February 2024, where he led a team in developing perception algorithms for autonomous driving systems. From June 2021 to August 2022, he was an algorithm engineer at Shenzhen DJ Innovatives, where he engineered on image processing algorithms for autonomous driving vehicles. Mr. Xin obtained his bachelor’s degree in Physics from Sichuan University in 2016 and his master’s degree in Physics from National University of Singapore in 2019.

Mr. Chen Xin will receive a monthly compensation of $2,000 in cash. Mr. Chen Xin is the son of Mr. Zhanchang Xin, and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

A copy of the employment agreement of Mr. Chen Xin is attached hereto as exhibit 10.3.

To fill in the vacancy created by the resignation of Ms. Haiping Shi, on May 31, 2024, the Board appointed Ms. Yaxuan Zhai to serve the CFO of the Comapny, effective immediately.

The following is the biographical information of Mr. Chen Xin.

Ms. Yaxuan Zhai, aged 29, has been the finance manager at the Company since October 2023. She worked as an auditor at Baker Tilly China Certified Public Accountants from November 2022 to October 2023.   Ms. Zhai obtained her bachelor’s degree in Investment from Fujian Jiangxia University in 2018 and her master’s degree in Finance from The University of Sheffield in 2021.

Ms. Yaxuan Zhai will receive a monthly compensation of $2,000 in cash. Ms. Yaxuan Zhai does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

A copy of the employment agreement of Ms. Yaxuan Zhai is attached hereto as exhibit 10.4.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Ms. Xu
10.2	Offer Letter to Ms. Cao
10.3	Employment Agreement with Mr. Chen Xin
10.4	Employment Agreement with Ms. Yaxuan Zhai

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2024

Qilian International Holding Group Ltd.

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer